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                                  EXHIBIT 4.140

                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT made as of February 6, 2003.

AMONG:

          TM SYSTEMS, INC., a corporation organized and existing under the laws of the State of Delaware with a business address located at 345 Railroad Avenue, Bridgeport, Connecticut, U.S.A. 06604

          (the "Seller")

AND:

          TM SYSTEMS II, INC., a corporation organized and existing under the laws of the State of Delaware with a registered address located at 129 Orange Street, Wilmington, Delaware, U.S.A. 19801

          (the "Buyer")

AND:

          API ELECTRONICS GROUP INC., a corporation organized and existing under the laws of the Province of Ontario, with a business address located at 1400 - 505 University Avenue, Toronto, Ontario, Canada M5G 1X3

          (the "Guarantor")

BACKGROUND:

A. The Seller wishes to sell certain property and assets of the business presently and heretofore carried on by the Seller at and from 830 Willis Avenue, Albertson, New York, U.S.A. 11507 in the State of New York and at and from 345 Railroad Avenue, Bridgeport, Connecticut, U.S.A. 06604, consisting of the primary design and manufacturing of equipment and systems for the United States government, specifically for naval aircraft landing and launching, flight control and signalling systems, radar system alteration and test equipment as well as ground support equipment (the "Purchased Business") upon and subject to the terms and conditions set out below.

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                                       2

B. The Buyer wishes to purchase the Purchased Business upon and subject to the terms and conditions set out below.


AGREEMENTS:

          For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

                                    ARTICLE I
                                 INTERPRETATION

     1.1 Definitions - Whenever used in this Purchase Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the respective meanings ascribed to them as follows:

          (a) "Add On Conditional Orders" means the amount by which payments to New TM under any of the Conditional Orders exceeds the amounts set out in
Schedule 1.1(g).

          (b) "Add On Earn-Out Payments" means an aggregate amount equal to 10% of the gross proceeds received after Closing by New TM or the Guarantor of the Add On Conditional Orders, as paid to the Seller as set out in Section 2.2.

          (c) "Adjustment" means a pro rata reduction of the Second Payment equal to the shortfall, if any, by which the gross orders that New TM ships and that New TM invoices, and any advance payment that New TM receives in the aggregate fall below $3,000,000, as measured between the Closing Date and December 31, 2003, and as recorded in the ordinary course of business consistent with the Seller's past practices. In no circumstances will there be an upward adjustment of the Second Payment. By way of example, for illustration purposes only, if New TM's gross sales orders (i.e. shipments that are invoiced) in the year 2003 plus New TM's advance payments received in the year 2003 equal $2,750,000 or 91.67% of $3,000,000, then the Second Payment shall equal 91.67% of $1,500,000 or $1,375,050.

          (d) "AFR" means the applicable federal rate, as most recently published, prior to the Closing Date, by the United States Internal Revenue Service for loans maturing within one year, being 1.65%.

          (e) "Buyer Indemnified Persons" has the meaning given in Section 9.1.

          (f) "Closing" or "Closing Date" means the completion of the purchase and sale of the Purchased Business by the transfer and delivery of documents of title thereto and the payment of the Purchase Price to be settled at 11:00 o'clock a.m. on February 6, 2003, or such other date as may be mutually agreed upon by the parties, at the offices of WeirFoulds LLP, 16th Floor, Exchange Tower, 130 King Street West, Toronto, Ontario, Canada and at the offices of Cohen & Wolf PC, 1115 Broad Street, Bridgeport, New York, U.S.A., or such other location as may be mutually agreed upon by the parties.

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          (g) "Conditional Orders" means those certain evidences of future sales transactions, memorandums or letters of understanding addressed to the Seller, or to which the Seller is a party, identified and listed in Schedule 1.1(g).

          (h) "confidential and proprietary information" has the meaning given in Section 7.1.

          (i) "Confirmed Contracts" means those certain contracts to which the Seller is a party, or to which the Seller is bound, identified and listed in
Schedule 1.1(i).

          (j) "Damages" has the meaning given in Section 9.1.

          (k) "Earn-Out Payments" means an aggregate amount equal to 10% of the gross proceeds received after Closing for the Future Deliveries, as to which (i) 5% of all the Progress Payments shall be paid upon receipt of such Progress Payments by New TM, (ii) with the balance payable upon final and full payment to New TM by the purchasers of the Conditional Orders, (iii) up to a maximum of 10% of the contract price of the Conditional Orders as paid to the Seller as set out in Section 2.2.

          (l) "Encumbrance" means any and all Liens, mortgages, charges, hypothecs, pledges, security interests, prior assignments, options, warrants, Leases, subleases, rights to possession, or other encumbrances and claims, rights, restrictions and other interests, of any nature and kind whatsoever or howsoever arising, whether direct or indirect or otherwise which affect, directly or indirectly, title to any particular property or asset.

          (m) "Excluded Assets" means the Seller's cash on hand, stock portfolio, market funds, cash equivalent, accounts receivable and loan receivable, all as exist on the Closing Date.

          (n) "Face Value" means $1,475,651.75, being that amount which, when added to the aggregate value of the AFR interest on the Promissory Note, will be equal to the amount of the Second Payment.

          (o) "Future Deliveries" means deliveries to be shipped and invoiced by New TM under the terms and provisions of the Conditional Orders and the Add On Conditional Orders, only, for which New TM has received payment in full within two years of Closing.

          (p) "Inventories" means certain inventories owned by the Seller and pertaining to the Purchased Business as set out in Schedule 3.1(l).

          (q) "Law" means with respect to a Person, any United States federal, state, local or administrative statute, law, regulation, rule order, consent, decree, judgment, permit, licences, code, common law, treaty, convention, ordinance or determination of a court or other competent authority, in each case applicable to or binding upon such Person or any of the property of such Person.

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                                       4

          (r) "Leases" means those certain leases or agreements in the nature of a lease and any interest therein, whether of real or personal property, to which the Seller is a party, whether as lessor or lessee, relating to the Purchased Business set out in Schedule 3.1(h).

          (s) "Letter of Intent" means that certain letter of intent between the Buyer and the Seller dated December 1, 2002 and agreed and accepted on December 13, 2002, a copy of which is annexed at Schedule 1.1(s).

          (t) "Lien" means any mortgage, pledge, security interest, Encumbrance, lien or charge of any kind, including any agreement to grant any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to file any financial statement under the applicable legislation of any jurisdiction in connection with any of the foregoing.

          (u) "New TM" means the Buyer's subsidiary formed to acquire the Purchase Assets and operate the Purchased Business following the Closing Date.

          (v) "Person" means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual.

          (w) "Progress Payments" means any and all payments received by New TM under the Conditional Orders after Closing but prior to Future Delivery.

          (x) "Promissory Note" means a promissory note, evidencing the Second Payment, accruing interest at the AFR bearing the Face Value, subject to Adjustment, if any, in the form set out in Schedule 1.1(x). Principal and interest payable on the Promissory Note will be due and payable on that day which falls one year after the Closing Date. The Promissory Note will be secured solely by the Purchased Assets but guaranteed by the Guarantor.

          (y) "Purchase Agreement" means this asset purchase agreement and all instruments expressly in amendment hereof signed by all parties hereto; hereof; "hereof", "hereto", and "hereunder" and similar expressions mean and refer to this Purchase Agreement and not to any particular Article or Section; "Article", "Section", "paragraph" or "clause" means and refers to the specified article, section, paragraph or clause of this Purchase Agreement.

          (z) "Purchase Price" means the aggregate of $1,500,000, the Second Payment, subject to Adjustment, if any, and the Earn-Out Payments.

          (aa) "Purchased Assets" means certain inventory, equipment, certain work-in-progress, contracts, leases of the Seller's property, files, ledgers, furniture, trade-marks, trade names, copyrights and patents, general intangibles and goodwill and as further set out in Schedule 3.1(f), including, but not limited to, the Confirmed Contracts, the Conditional Orders and the Inventories.

          (bb) "Purchased Business" has the meaning given in Recital A.

          (cc) "Representatives" has the meaning given in Section 9.1.

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          (dd) "Second Payment" means an amount equal to $1,500,000 payable to the Seller from the Buyer pursuant to the Promissory Note, subject to Adjustment, if any, due and payable on or before that day which falls one year after the Closing Date

          (ee) "Seller Indemnified Persons" has the meaning given in Section
9.2.

          (ff) "Shuldman Employment Agreement" means an employment agreement between the Buyer and Irwin Shuldman dated as of the Closing Date, in the form annexed hereto as Schedule 1.1(ff).

          (gg) "strictly confidential" has the meaning given in Section 7.1.

          (hh) "Weiner Employment Agreement" means an employment agreement between the Buyer and Walter Weiner dated as of the Closing Date, in the form annexed hereto as Schedule 1.1(ff).

     1.2 Interpretation - Whenever the singular or masculine is and the same will be deemed to include the plural or feminine or the body politic where the content or the parties so require.

     1.3 Headings - The headings of this Purchase Agreement are inserted for convenience only and will not affect the construction or interpretation of this Purchase Agreement.

     1.4 Schedules - The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

          Schedule 1.1(a)     -    Add On Conditional Orders
          Schedule 1.1(g)     -    Conditional Orders
          Schedule 1.1(i)     -    Confirmed Contracts
          Schedule 1.1(s)     -    Letter of Intent
          Schedule 1.1(x)     -    Promissory Note
          Schedule 1.1(ff)    -    Form of Employment Agreement
          Schedule 2.4        -    Statement of Adjustments
          Schedule 3.1(f)     -    Purchased Assets
          Schedule 3.1(g)     -    Intellectual Property
          Schedule 3.1(h)     -    Leases
          Schedule 3.1(k)     -    Litigation and Claims
          Schedule 3.1(l)     -    Inventories
          Schedule 10.2(c)    -    Form of Bill of Sale

                                   ARTICLE II
                      PURCHASE AND SALE AND PURCHASE PRICE

     2.1 Purchase and Sale - The Seller agrees to sell, assign and transfer the Purchased Assets as set out in Schedule 3.1(f), including without limitation, the Inventories as set out in Schedule 3.1(l), to the Buyer free and clear of all Liens, and the Buyer agrees to purchase or assume from the Seller the Purchased Assets, the Inventories, the Confirmed Contracts and the

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Conditional Orders for the Purchase Price, except as hereinafter provided, and excluding the Excluded Assets, but otherwise including, without limiting the generality of the foregoing:

          (a) the Leases, assumed from the Seller's as follows:

                    (i) in full, but only up and until March 31, 2004; and

                    (ii) thereafter, from April 1, 2004 to March 31, 2005, an
               indemnity in respect of the Leases only, to Messrs. Shuldman and Weiner, personally, up to a maximum of $2,000, in the aggregate;

          (b) full benefit of all the Confirmed Contracts as set out in Schedule 1.1(i);

          (c) full right, title and interest in the Conditional Orders as set out in Schedule 1.1(g);

          (d) all personnel records, all inspection records and all other records and other books, documents and data relating to the Purchased Business;

          (e) certain registered or unregistered trade-marks, trade or brand names, service marks, copyrights, designs, inventions, patents, patent applications, patent rights, licences, sublicences, franchises, trade secrets, formulae, recipes, processes, technology, customer lists, know-how and other industrial property of or pertaining to the Purchased Business owned by the Seller and used in connection with the Purchased Business as set out in Schedule 3.1(g), together with the right to file any patent applications and own the entire right, title and interest in, to and under any patents issued thereon in connection with any of the said inventions, technology, know-how, process and other industrial property; and

          (f) the goodwill of the Purchased Business including the exclusive right to the Buyer to represent itself as carrying on the Purchased Business and the right to use any words indicating that the Purchased Business is so carried on including, but not limited to, the exclusive right to use the corporate name "TM SYSTEMS, INC." (such not to impair the Seller's use of any name, but with the expressed permission of the Buyer or the Buyer's agents, in the conduct of business necessary to ensure continuity of customer relationships prior to the novation of government contracts or prior to the assignment of those agreements, Conditional Orders and Confirmed Contracts anticipated to be signed subsequent to the Closing Date as hereinafter set forth).

     2.2 Earn-Out Payments - In respect of the Future Deliveries, New TM will pay to the Seller the Earn-Out Payments and the Add On Earn-Out Payments upon receipt of the Progress Payments or upon receipt of the payment from the recipients of the Future Deliveries, as the case may be. The Guarantor shall cause the Buyer to deliver quarterly reports, showing all orders, shipments, invoices, deliveries and other relevant activities as they relate to Future Deliveries, the Conditional Orders or the Add On Conditional Orders, only, for purposes of confirming the appropriate calculation of Earn-Out Payments and Add On Earn-Out Payments for a period of five years following the Closing Date. Without limiting anything contained in

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Section 2.4 below, and without respect to the five year period outlined above, the Seller shall have the right to review and inspect the Buyer's books and records solely as they relate to Future Deliveries, the Conditional Orders or the Add On Conditional Orders, upon reasonable advance written notice and not more frequently than quarterly after the due dates for the reports required to be delivered to the Seller pursuant to this Section 2.2.

     2.3 Purchase Price - Subject to the Adjustment, the Purchase Price will be paid by the Buyer to the Seller as follows:

          (a) on the Closing Date, by delivery to Cohen & Wolf PC, in trust for the Seller, wire transfer, certified check or bank draft representing an amount equal to $1,500,000 payable to "Cohen & Wolf PC, In Trust";

          (b) on the Closing Date, by delivery to the Seller of the Promissory Note; and

          (c) on various dates subsequent to the Closing Date, if necessary, amounts paid to the Seller equal to the Earn-Out Payments and the Add On Earn Out Payments as set out in Section 2.2.

     2.4 Adjustment - The Second Payment will be adjusted by a percentage reduction equal to the percentage shortfall, if any, by which the gross orders that New TM ships and that New TM invoices and any advance payment that New TM receives, in the aggregate fall below $3,000,000, as measured between the Closing Date and December 31, 2003 and as recorded in the ordinary course of business consistent with the Seller's past practices, all as set out and calculated in Schedule 2.4 which shall be prepared by the Guarantor's chief financial officer and executed by all parties hereto by no later than February 1, 2004. In the event that the Seller disputes the Adjustment, the Seller and the Buyer shall mutually select and engage independent certified public accountants to review and inspect the books and records of the Buyer and to calculate the Adjustment, whose determination of the Adjustment shall be final and binding on all parties hereto. The cost of the engagement shall be borne (a) by the Seller if the accountants so engaged determine the Adjustment to be no greater than the Adjustment as originally stated by the Buyer or (b) by the Buyer if the accountants so engaged determine the Adjustment to be greater than 103% of the Adjustment as originally stated by the Buyer or (c) equally by the Seller and the Buyer if the accountants so engaged determine the Adjustment to be greater than the Adjustment as originally stated by the Buyer but no greater than 103% of the Adjustment as originally stated by the Buyer. In no circumstances will there be an upward adjustment of the Second Payment.

     2.5 Allocation of Purchase Price - The Seller and the Buyer agree that the Purchase Price will be allocated among the Purchased Assets, for tax purposes, to the extent of the net book value of the assets being transferred and the excess thereof will be allocated toward the going concern value.

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                                       8

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

     3.1 The Seller hereby covenants, represents and warrants to the Buyer that:

          (a) Organization and Existence of the Seller - The Seller is a corporation duly incorporated, duly organized and validly existing, and is up to date in all of the filings and registrations required under the laws of the State of Delaware and has all necessary corporate power, authority and capacity to own or lease its property and assets and to carry on the Purchased Business as presently conducted by it.

          (b) No Options - No person, firm or corporation as at Closing has any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any of the Purchased Assets or any interest therein from the Seller, other than pursuant to purchase orders accepted by the Seller in the ordinary and usual course of business.

          (c) Due Authorization, Etc. - The Seller has all necessary corporate power, authority and capacity to enter into this Purchase Agreement and the agreements and other instruments contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Purchase Agreement and the agreements and other instruments contemplated herein and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of the Seller.

          (d) Valid and Binding Obligation - This Purchase Agreement constitutes, and the agreements and other instruments contemplated herein when executed will constitute, valid and binding obligations of the Seller enforceable against the Seller in accordance with the terms hereof.

          (e) No Conflict, Law - The execution, delivery and performance of this Purchase Agreement by the Seller are not in contravention of:

               (i) any Law or;

               (ii) the terms of the organizational documents of the Seller.

          (f) Condition and Description of the Seller's Assets - The Purchased Assets, as set out in Schedule 3.1(f), including certain facilities, vehicles, inventories, machinery and equipment are owned and used by the Seller in connection with the Purchased Business and are in good operating condition, in a state of good repair and maintenance, reasonable wear and tear excepted, usable except as herein provided in the ordinary and usual course of the Purchased Business, and are in compliance with all applicable laws, regulations, by-laws, ordinances and orders.

          (g) Intellectual Property Rights - The Seller is not infringing, on any patent, trademark, trade name, servicemark copyright, proprietary or similar right, domestic or foreign, of any other person, firm or corporation. The Seller has not improperly used any trade secrets belonging to any third party. There is included in Schedule 3.1(g) a list (including, where applicable, application for registration and registration particulars) of all registered service

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                                       9

marks, registered copyrights, trade names, industrial designs, trade-marks, technology and patents, both domestic and foreign, which are owned or used by the Seller and the Seller has the sole and exclusive right to use the same and the same are in good standing and duly registered in all appropriate offices to preserve the right thereof and thereto.

          (h) Leases of Real and Personal Property - The Seller is not a party to or bound by any leases or agreements in the nature of leases or any interest therein, either as lessor or lessee, or agreements to enter into such leases, other than the Leases referred to in Schedule 3.1(h) (in which is specified the parties, their dates of execution and expiration dates, any options to renew, the location of any leased lands, chattels or premises and the rental payments thereunder) and all interests held by the Seller as lessor or lessee under such Leases are free and clear of any and all mortgages, security interests, charges, adverse claims, rights, pledges, demands, liens, title retention agreements and other Encumbrances of any nature or kind whatsoever. All rental and other payments required to be paid by or to the Seller pursuant to such Leases have been duly paid and the Seller is not otherwise in default in meeting its obligations under any such Leases. There does not exist under any such Leases any right of offset or any adverse claim. There are no events or circumstances which could give rise to such parties claiming default by the Seller under such Leases other than may occur by virtue of the consummation of the transaction contemplated hereunder, insofar as consent to the assignment of the Lease of the Seller's Albertson, New York premises is required.

          (i) Novation - The Seller is not in material default under any of the Confirmed Contacts, whether written or oral, to which it is a party or an addressee, and there exists no state of facts which after notice or lapse of time or both would constitute such a material default other than as may occur by virtue of the consummation of the transaction contemplated hereunder, insofar as consent to the assignment of the Confirmed Contracts, or a novation as to the Confirmed Contracts with any governmental entity, is required.

          (j) Accuracy of Books and Records - The books and records of the Seller, financial and otherwise, fairly and correctly set out and disclose in all material respects the financial position of the Seller in respect of the Purchased Business and all material financial and other transactions of the Seller relating to the Purchased Business have been accurately recorded in such books and records

          (k) Litigation and Claims - Except as disclosed in Schedule 3.1(k) or on the Seller's 2001 financial statements previously delivered to and reviewed by the Buyer:

               (i) There is no suit, action, litigation, labour grievance or complaint, investigation, (including, without limitation, investigations under human rights or health and safety legislation) or administrative, governmental, arbitration or other proceeding (whether or not purportedly on behalf of the Seller), including without limitation appeals and applications for review, in progress, pending or threatened against or relating to the Seller, or affecting the Purchased Business, or affecting the right of the Seller to enter into this Purchase Agreement or perform the Seller's obligations hereunder.

               (ii) The Seller is not aware (after due enquiry of the senior officers of the Seller) of any existing grounds upon which any suit, action, litigation, labour grievance or

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                                       10

complaint, investigation or proceeding referred to in clause (i) above might be commenced with any reasonable likelihood of success.

               (iii) There is not presently outstanding against the Seller any judgment, decree, injunction, rule, order or award of any court, governmental department, commission, board, bureau, agency, instrumentality or arbitrator or any settlement agreement binding upon it or them.

               (iv) There are no open files, notices of violation or outstanding work orders relating to the equipment, building or realty owned or used by the Seller in relation to the Purchased Business from or required by any police, fire department, sanitation, health, worker safety or factory authorities or any federal, state or local authority, or any matters under discussion with any such authority or department relating to open files, notice of violation or work orders. No order affecting the Purchased Business has been issued or is expected to be issued by the Department of Labor, or any other regulatory body, agency or authority.

          (l) Inventories - The Inventories, as set out in Schedule 3.1(l):

               (i) consist solely of items of tangible personal property of the kind and quality regularly used or produced in the Purchased Business by the Seller and which are of marketable quality; (ii) are saleable or usable in the ordinary and usual course of the Purchased Business for the purpose for which they were intended; and

               (iii) are in quantities not in excess of reasonably anticipated requirements.

          (m) Copies of Agreements etc. - True, correct and complete copies of all mortgages, Leases, agreements, instruments and other documents listed in the Schedules hereto have been delivered to the Buyer.

          (n) Absence of Unusual Transactions - To the best of the knowledge, information and belief of the Seller (after due enquiry of the senior officers of the Seller), the Seller has the capacity, including the necessary personnel, equipment and supplies, to perform all its obligations thereunder.

     3.2 Reliance - The Seller hereby expressly acknowledges that the Buyer is relying upon the covenants, representations and warranties of the Seller contained in this Purchase Agreement or in any agreement, certificate or other document delivered pursuant hereto in connection with the purchase of the Purchased Business hereunder.

                                   ARTICLE IV
            REPRESENTATIONS AND WARRANTIES OF THE BUYER AND GUARANTOR

     4.1 The Buyer hereby covenants, represents and warrants to the Seller that:

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                                       11

          (a) Organization and Existence - The Buyer is a corporation duly incorporated, duly organized and validly existing under the laws of the State of Delaware and is qualified to carry on business as a foreign corporation under the laws of the State of New York. The Guarantor is a corporation duly incorporated, duly organized and validly existing under the laws of Ontario.

          (b) Due Authorization, etc. - The Buyer has all necessary corporate power, authority and capacity to enter into this Purchase Agreement and the agreements and other instruments contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Purchase Agreement and the agreements and other instruments contemplated herein and the performance of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Buyer.

          (c) Due Authorization of Guarantor - The Guarantor has all necessary corporate power, authority and capacity to guarantee the Buyer's obligations hereunder and the agreements and other instruments applicable to it contemplated herein and to perform its obligations hereunder and thereunder. The execution and delivery of this Purchase Agreement, the Promissory Note and the agreements and other instruments applicable to it contemplated herein and the performance of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action on the part of the Guarantor.

          (d) Valid and Binding Obligation - This Purchase Agreement constitutes, and the agreements and other instruments contemplated herein when executed will constitute, valid and binding obligations of the Buyer enforceable against the Buyer and, as applicable, the Guarantor, in accordance with the terms hereof.

     4.2 Reliance - The Buyer hereby expressly acknowledges that the Seller is relying upon the covenants, representations and warranties of the Buyer contained in this Purchase Agreement or in any agreement, certificate or other document delivered pursuant hereto in connection with the sale of the Purchased Business hereunder.

                                    ARTICLE V
                                    NO BROKER

     5.1 No Broker - Each of the parties hereto represents and warrants to the others that all negotiations relating to this Purchase Agreement and the transactions contemplated hereby have been carried on between them directly and without the intervention of any other party in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment.

                                   ARTICLE VI
              CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE BUYER
        AND THE SELLER OF THEIR OBLIGATIONS UNDER THIS PURCHASE AGREEMENT

     6.1 Buyer's Conditions - The obligation of the Buyer to complete the purchase of the Purchased Business hereunder will be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions precedent (each of which is hereby

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                                       12

acknowledged to be inserted for the exclusive benefit of the Buyer and may be waived by the Buyer in whole or in part):

          (a) Truth and Accuracy of Representations of Seller at the Closing Date - All of the representations and warranties of the Seller made in or pursuant to this Purchase Agreement (including the Schedules hereto) including, without limitation, the representations and warranties set out in Article III, will be true and correct in all material respects on the Closing Date.

          (b) Novation; Assignment of Contracts - Unless waived by the Buyer in accordance with Section 6.3, below, the Seller shall obtain novations of all Confirmed Contracts with governmental entities, and in the case of all other Confirmed Contracts, shall obtain consent to the assignment thereof from the counter-party thereto. As to any Confirmed Contract for which a novation or consent to assignment has not been obtained prior to the Closing Date, Seller's execution of this Agreement and the closing documents contemplated hereunder shall constitute (i) a subcontract with Buyer, effective as of the Closing Date, to perform and discharge each and every obligation of Seller contained therein, in consideration of which all benefits due the Seller thereunder shall be deemed assigned to the Buyer, (ii) a subcontract with Buyer, contingent on the execution of formal contracts with respect to those Conditional Orders comprised merely of a bid as of the Closing Date, effective as of the date on which such bids become formal contracts, to perform and discharge each and every obligation of Seller contained therein pending the novation or consent to assignment thereof (as the case may be), in consideration of which all benefits due the Seller thereunder shall be deemed assigned to the Buyer, (iii) an undertaking by the Seller to use its best efforts subsequent to the Closing Date to obtain novations and consents to assignment, as applicable, of the Confirmed Contracts and the contracts deriving from such bids.

     6.2 Seller's Conditions - The obligation of the Seller to complete the sale of the Purchased Business hereunder will be subject to the satisfaction of or compliance with, at or before Closing, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Seller and may be waived by the Seller in whole or in part):

          (a) Truth and Accuracy of Representations of Buyer at Closing - All of the representations and warranties of the Buyer made in or pursuant to this Purchase Agreement (including the Schedules hereto) including without limitation the representations and warranties set out in Article IV, will be true and correct in all material respects as at the Closing Date.

     6.3 Non-Performance of Conditions for the Benefit of the Buyer - In the event that any of the conditions set out in Section 6.1 will not be fulfilled and/or performed at or before the Closing Date, the Buyer may terminate this Purchase Agreement by notice in writing to the Seller, and the Buyer will thereupon be released from all obligations under this Purchase Agreement and, unless the condition or conditions for the non-fulfilment or non-performance of which the Buyer has terminated this Purchase Agreement are reasonably capable of being fulfilled and/or performed or caused to be fulfilled or performed by the Seller, then the Seller will also be released from all obligations under this Purchase Agreement, provided any of the said conditions shall be deemed waived by the Buyer if the Buyer shall have elected to consummate the purchase and sale of assets contemplated hereunder notwithstanding the non-fulfilment and/or non-performance of the condition.

     6.4 Non-Performance of Conditions for the Benefit of the Seller - In the event that any of the conditions set out in Section 6.2 will not be fulfilled and/or performed at or before the Closing Date, the Seller may terminate this Purchase Agreement by notice in writing to the Buyer, and the Seller will thereupon be released from all obligations under this Purchase Agreement and, unless the condition or conditions for the non-fulfilment or non-performance of which the Seller has terminated this Purchase Agreement are reasonably capable of being fulfilled and/or performed or caused to be fulfilled or performed by the Buyer, then the Buyer will also be released from all obligations under this Purchase Agreement, provided any of the said conditions may be waived in whole or in part by the Seller at any time without prejudice to its right of termination in the event of a non-fulfilment and/or non-performance of any other condition or conditions, any such waiver to be binding upon the Seller only if the same is in writing.

                                   ARTICLE VII
                      COVENANTS OF THE SELLER AND THE BUYER

     7.1 Confidentiality - In the event of termination of this Purchase Agreement without consummation of the transactions contemplated herein, the parties acknowledge that this transaction, as well as the information to be investigated with respect to this Purchase Agreement, is highly sensitive, confidential and proprietary information. Each party shall keep the existence and subject matter of this Purchase Agreement, including all exhibits and schedules hereto, as well as any and all information gathered in connection with the investigation and due diligence to be conducted hereunder, strictly confidential. "Strictly confidential" shall mean, for the purposes hereof, that
(a) neither party shall use, exploit or otherwise appropriate the confidential or proprietary information, or any other information which it naturally derives or extracts therefrom, except in the course of analyzing whether or not to pursue this transaction, and (b) the parties shall not disclose any of the confidential or proprietary information gathered in connection with the due diligence investigation conducted hereunder to any third parties other than the specific employees, consultants, attorneys or accountants engaged to assist in the due diligence investigation hereunder, limited in all respects to applicable Law or an order of any court or other tribunal of competent jurisdiction ordering the disclosure of such confidential information. As used herein, "confidential and proprietary information" shall mean trade secrets and that information which a prudent business person would deem to be of such sensitive nature that its unauthorized dissemination would cause material harm. Nothing shall be deemed to treat as confidential or proprietary any information which is obtainable in the public domain, or is otherwise general public knowledge or knowledge readily accessible within the marketplace in which the parties hereto conduct their business. If this Purchase Agreement is so terminated, promptly after such termination, all documents, working papers and other written materials obtained from one party in connection with this Purchase Agreement and not theretofore made public (including all copies thereof) will be returned to the party which provided such material. The confidentiality provisions of this
Section 7.1 will be subject to all applicable securities Laws and current and on-going public disclosure obligations imposed by the Ontario Securities Commission and the Securities and Exchange Commission.

     7.2 Covenants of the Seller - Without limiting anything elsewhere herein contained, the Seller covenants and agrees that the Seller will do the following:

          (a) Actual Possession - At Closing, the Seller will deliver actual possession of the Purchased Assets and Inventories to the Buyer.

          (b) Lessor's Acknowledgement - At the Closing Date, the Seller will deliver to the Buyer the Leases listed in Schedule 3.1(h).

          (c) Undertaking regarding Business Name - At the Closing Date, the Seller will deliver to the Buyer a written undertaking in form satisfactory to counsel for the Buyer that the Seller will within 30 days after the Closing Date change its corporate name to a name acceptable to Buyer, with the expressed permission of the Buyer, which will not result in confusion within the Buyer's and Seller's industry, consistent with Section 2.1(f) hereof.

          (d) Transfer of Purchased Business - At the Closing Date, the Seller will take all necessary steps and proceedings as approved by counsel for the Buyer to permit all of the Purchased Assets and Inventories, except as contemplated hereunder with respect to Confirmed Contracts and Conditional Orders requiring consent, or novation, as the case may be, to be duly and regularly transferred to the Buyer or its nominee(s) at the Closing.

          (e) Employment Agreement - The Seller will deliver and cause to be delivered to the Buyer at the Closing Date the Shuldman Employment Agreement and the Weiner Employment Agreement, both duly executed and in substantially the form of employment agreement annexed hereto as Schedule 1.1(ff).

                                  ARTICLE VIII
                     SURVIVAL OF REPRESENTATIONS, WARRANTIES
                      AND COVENANTS OF THE SELLER AND BUYER

     8.1 Survival of Representations, Warranties and Covenants of the Seller - The representations, warranties and covenants of the Seller contained in this Purchase Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Purchase Agreement will survive the completion of the transactions contemplated by this Purchase Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Buyer, will continue in full force and effect for the benefit of the Buyer provided, however, that subject to Article IX:

          (a) the covenants, representations and warranties of the Seller other than those described in subsection (b) below, will terminate at the expiration of one year from the Closing Date; and

          (b) those covenants, representations and warranties of the Seller relating to novation or consent to the assignment of the Confirmed Contracts and the Conditional Orders will terminate two years from the Closing Date.

     8.2 Survival of Representations, Warranties and Covenants of the Buyer - The covenants, representations and warranties of the Buyer contained in this Purchase Agreement or in any agreement, certificate or any other document delivered or given pursuant to this Purchase Agreement will survive the completion of the transactions contemplated by this Purchase Agreement and, notwithstanding such completion or any investigation made by or on behalf of the Seller, will continue in full force and effect for the benefit of the Seller until the expiration of the period referred to in Section 8.1(a) but subject to Article IX. Notwithstanding the foregoing, the obligations set forth in Section 2.2 hereof or in the Promissory Note shall survive the Closing Date until satisfied in accordance with the terms thereof.

                                   ARTICLE IX
                          INDEMNIFICATION AND GUARANTEE

     9.1 Indemnity - Seller shall indemnify and hold harmless Buyer, the acquired New TM business, and the Buyer's affiliated entities, and their respective officers, directors, partners, members, employees, agents, consultant, advisors and other representatives (collectively, "Representatives"), stockholders, controlling persons, and affiliates (collectively, the "Buyer Indemnified Persons") for, and will pay to the Buyer Indemnified Persons the amount of, any loss, liability, claim, damage, and expense (including costs of investigation and defense and reasonable attorneys' fees and expenses), whether or not involving a third-party claim, and only to the extent in excess of $30,000 (collectively, "Damages"), incurred as the result of, or in connection with:

          (a) any breach of any representation or warranty or covenant made by the Seller in this Purchase Agreement, and any schedules, exhibits and agreements attached to this Purchase Agreement, in any other written disclosures to the Buyer pursuant to this Purchase Agreement, or any certificate delivered by the Seller pursuant to this Purchase Agreement;

          (b) any breach or failure to fulfill or perform by the Seller of any covenant or Obligation of the Seller in this Purchase Agreement;

          (c) any product manufactured or sold, or any services provided, by the Seller or the acquired business prior to the Closing Date; or

          (d) any matter disclosed in the schedules regarding legal proceedings and orders, and any and all product liability claims in which the date of the incident occurred prior to the Closing Date.

     9.2 Indemnification and Payment of Damages by Buyer - The Buyer shall indemnify and hold harmless the Seller and its respective Representatives, shareholders, controlling persons, and affiliates (collectively, the "Seller Indemnified Persons") for, and will pay to the Seller Indemnified Persons the amount of, any Damages arising, directly or indirectly, from or in connection with:

          (a) any breach of any representation or warranty or covenant made by the Buyer in this Purchase Agreement, and any schedules, exhibits and agreements attached to this Purchase Agreement, in written disclosures to the Seller pursuant to this Purchase Agreement, or in any certificate delivered by the Buyer pursuant to this Purchase Agreement;

          (b) any breach or failure to fulfill or perform by the Buyer of any covenant or Obligation of the Buyer in this Purchase Agreement;

          (c) any product manufactured or sold, or any services provided, by any New TM business after the Closing Date; or

          (d) any and all product liability claims in which the incident occurred after the Closing Date.

     9.3 Guarantee of Earn-Out Payments - The Guarantor guarantees as a continuing guarantee the full and prompt compliance with and performance of all of Buyer's obligations to the Seller in so far as such obligations relate to the Earn-Out Payments and the Promissory Note, only (the "Guaranteed Obligations"). The Guarantor acknowledges and agrees that (i) the Guaranteed Obligations of the Guarantor are those of principal obligor and not a mere guarantor or surety and the Guarantor hereby waives any legal or equitable defense as surety or otherwise which may not be waived by the other provisions of this Purchase Agreement (ii) the Seller may claim or proceed against the Guarantor and need not first exhaust any remedies against the Buyer or others or enforce any security over the Guaranteed Obligations (iii) the liability of the Guarantor will not be affected if the Seller takes, fails from taking or perfecting, amends, discharges, enforces or otherwise deals with security over the Guaranteed Obligations as the Seller sees fit and will not be affected by the bankruptcy; insolvency; dealing with assets; change of constitution, name, control, legal status or membership; amalgamation; death; incapacity or ceasing to exist of the Buyer or any other Person and (iv) the Guarantor will indemnify and save harmless the Seller from and against all claims, actions, causes of action, damages, losses, liabilities, demands, costs and expenses (including legal expenses) arising out of the failure of the Buyer to comply with and perform any of the Guaranteed Obligations. For greater certainty, the Promissory Note will be secured solely by the Purchased Assets, but shall be guaranteed on an unsecured basis by the Guarantor.

                                    ARTICLE X
                                     CLOSING

     10.1 Closing Date and Transfer of Possession - Subject to compliance with the terms and conditions hereof, the transfer of possession of the Purchased Assets will be deemed to take effect as at Closing at the offices of WeirFoulds LLP, 16th Floor, Exchange Tower, 130 King Street West, Toronto, Ontario, Canada and at the offices of Cohen & Wolf PC, 1115 Broad Street, Bridgeport, New York, U.S.A. or at such other location as may be mutually agreed upon by the parties hereto.

     10.2 Seller's Documents - The Seller will deliver to the Buyer:

          (a) a certificate of the Seller in form and substance satisfactory to the Buyer acting reasonably, duly executed by a senior officer of the Seller on behalf of the Seller and not in such officer's personal capacity, stating that, except as disclosed in such certificate:

               (i) each of the Seller's covenants and obligations to be performed under this Purchase Agreement at Section 7.2 at or before the time of Closing has been performed or satisfied in all material respects; and

               (ii) each of the conditions for the benefit of the Seller set out in Section 6.2 has been either satisfied or waived;

          (b) certificate of an officer of the Seller undertaking, in good faith, to proceed with consents to the assignment, or novation of those certain Confirmed Contracts and those certain Conditional Orders (subject to Section 6.1(b)) that have, as at the Closing Date, not yet received novation from their respective terms and provisions by the parties thereto;

          (c) such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby from all appropriate federal, state, municipal or other governmental or administrative bodies including the originally executed Bill of Sale, the form of which is attached hereto as Schedule 10.2(c) as are necessary to effectively vest good and marketable title to the Purchased Assets in the Buyer free and clear of all Liens except for permitted Encumbrances and except as otherwise provided in this Purchase Agreement

          (d) certificate of an officer of the Seller undertaking, in good faith, to within 30 days after the Closing Date change its corporate name to a name acceptable to Buyer, with the expressed permission of the Buyer, which will not result in confusion within the Buyer's and Seller's industry;

          (e) a certified copy of a resolution of the board of directors and the majority of the shareholders of the Seller authorizing the execution and delivery of this Purchase Agreement and the consummation of the transactions contemplated hereby;

          (f) a receipt, duly executed by the Seller, for the Promissory Note delivered at Closing; and

          (g) a receipt, duly executed by the Seller, for the amount equal to $1,500,000 paid at Closing.

     10.3 Buyer's & Guarantor's Documents - The Buyer will deliver, or cause to be delivered, to the Seller:

          (a) a certificate of the Buyer in form and substance satisfactory to the Seller, acting reasonably, duly executed by a senior officer of the Buyer on behalf of the Buyer and not in such officer's personal capacity, stating that, except as disclosed in such certificate each of the conditions for the benefit of the Buyer set out in Section 6.1 has been either satisfied or waived;

          (b) proof of wire transfer or a bank draft or a certified check of immediately available funds payable to "COHEN & WOLF PC, IN TRUST" in the amount set out in Section 2.3(a);

          (c) the Promissory Note;

          (d) a certified copy of a resolution of the board of directors of the Buyer authorizing the execution and delivery of this Purchase Agreement and the Promissory Note and the consummation of the transactions contemplated hereby; and

          (e) a certified copy of a resolution of the board of directors of the Guarantor authorizing the execution and delivery of this Purchase Agreement and the Promissory Note and the consummation of the transactions contemplated hereby.

     10.4 Tender - Any tender of documents or money hereunder may be made upon the parties hereto or their respective counsel and money may be tendered by wire transfer, certified check or bank draft payable in immediately available United States funds.

                                   ARTICLE XI
                                     GENERAL

     11.1 Termination of Letter of Intent - The parties acknowledge and agree with each other that upon execution of this Purchase Agreement by the Buyer and the Seller, the Letter of Intent will terminate and be of no further force or legal effect and each party hereby forever waives without recourse any and all rights or claims to which it may become entitled under the terms of the Letter of Intent.

     11.2 Public Notices - The parties hereto hereby agree that no press release with respect to the transactions contemplated in this Purchase Agreement will be issued without the consent of both the Buyer and the Seller, subject to all applicable securities Laws and current and on-going public disclosure obligations imposed by the Ontario Securities Commission and the Securities and Exchange Commission.

     11.3 Expenses - All costs and expenses incurred in connection with this Purchase Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.

     11.4 Time - Time will be of the essence of this Purchase Agreement and of every part hereof and no extension or variation of this Purchase Agreement will operate as a waiver of this provision.

     11.5 Notices - All payments and communications which may be or are required to be given by either party to the other herein, will (in the absence of any specific provision to the contrary) be in writing and delivered or sent by prepaid certified mail or telecopier to the parties at their following respective addresses:

          to the Seller:

          TM Systems, Inc.
          345 Railroad Avenue
          Bridgeport, Connecticut, U.S.A. 06604

          Attention: Irwin Shuldman and Walter Weiner
          Fax No.    514-747-9067

          with copies to:

          Cohen & Wolf PC
          1115 Broad Street
          Bridgeport, Connecticut 06604

          Attn:   David Levine
          Fax No. 203-394-9901,


          To the Buyer and the Guarantor,

          API Electronics Group Inc.
          Suite 1400 - 505 University Avenue
          Toronto, Ontario, Canada  M5G 1X3

          Attention: Phillip DeZwirek
          Fax No.    416-593-4658

          with copies to:

          WeirFoulds LLP
          Suite 1600 - 130 King Street West
          Toronto, Ontario, Canada  M5X 1J5

          Attention: Wayne Egan
          Fax No.    416-365-1876.

     11.6 Governing Law - This Purchase Agreement and the rights and obligations and relations of the parties hereto will be governed by and construed in accordance with the Laws of the State of Delaware and the federal Laws of the United States applicable therein (but without giving effect to any conflict of laws rules). The parties hereto agree that the Courts located in New York shall have exclusive jurisdiction to entertain any action or other legal proceedings based on any provisions of this Purchase Agreement.

     11.7 Headings - The index to and headings in this Purchase Agreement and in the Schedules hereto are inserted solely for convenience of reference and do not affect the interpretation thereof or define, limit or construe the contents of any provision of this Purchase Agreement.

     11.8 Entire Agreement - With respect to the subject matter of this Purchase Agreement, this Purchase Agreement (a) sets forth the entire agreement between the parties hereto and any persons who have in the past or who are now representing either of the parties hereto, (b) supersedes all prior understandings and communications between the parties hereto or any of them, oral or written, including, but not limited to, the Letter of Intent and (c) constitutes the entire agreement between the parties hereto together with all exhibits, schedules and the Promissory Note, as this Purchase Agreement, together with such exhibits, schedules and the Promissory Note, constitutes the sole governing agreement. Each party hereto acknowledges and represents that this Purchase Agreement is entered into after full investigation and that no party is relying upon any statement or representation made by any other which is not embodied in this Purchase Agreement. Each party hereto acknowledges that he or it will have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Purchase Agreement unless the same is in writing and executed by each of the parties hereto.

     11.9 Counterparts - This Purchase Agreement may be delivered by facsimile and executed in any number of counterparts as may be necessary, with all such counterparts, when taken together, constituting one and same original instrument.

     11.10 Negotiation - This Purchase Agreement has been negotiated and approved by counsel on behalf of all parties hereto and, notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty will not be construed against any party hereto by reason of the authorship of any of the provisions hereof.

          IN WITNESS WHEREOF the parties have duly executed this Purchase Agreement as of the day and year first above written.

                                      TM SYSTEMS, INC.


                                      ------------------------------------------
                                      By: Walter Weiner
                                      Title: President
                                      I have authority to bind the corporation.


                                      TM SYSTEMS II, INC.


                                      ------------------------------------------
                                      By:
                                      Title:
                                      I have authority to bind the corporation.


                                      API ELECTRONICS GROUP INC.


                                      ------------------------------------------
                                      By:
                                      Title:
                                      I have authority to bind the corporation.